    As filed with the Securities and Exchange Commission on August 20, 1998
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                       INVESTORS FINANCIAL SERVICES CORP.
             (Exact Name of Registrant as Specified in Its Charter)
                         ------------------------------

                         DELAWARE                                                    04-3279817
              (State or Other Jurisdiction of                                       (IRS Employer
              Incorporation or Organization)                                     Identification No.)

                     200 CLARENDON STREET, BOSTON, MA 02116
                                 (617) 330-6700
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                         ------------------------------
                              JOHN E. HENRY, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                       INVESTORS FINANCIAL SERVICES CORP.
                                 P.O. BOX 9130
                             BOSTON, MA 02117-9130
                                 (617) 330-6700

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                         ------------------------------
                                   COPIES TO:

           STEVEN C. BROWNE, ESQ.                       MICHAEL T. KOHLER, ESQ.
      TESTA, HURWITZ & THIBEAULT, LLP                       BROWN & WOOD LLP
              125 High Street                            One World Trade Center
             High Street Tower                          New York, New York 10048
        Boston, Massachusetts 02110                          (212) 839-5300
               (617) 248-7000

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------
                        CALCULATION OF REGISTRATION FEE

            TITLE OF                                       PROPOSED MAXIMUM       PROPOSED MAXIMUM
             SHARES                     AMOUNT TO           OFFERING PRICE            AGGREGATE              AMOUNT OF
        TO BE REGISTERED              BE REGISTERED          PER SHARE(1)         OFFERING PRICE(1)     REGISTRATION FEE(2)
Common Stock, $.01 par value         440,000 shares            $67.0625              $29,507,500             $8,704.72
Preferred Stock Purchase
  Rights(3).....................           --                     --                     --                     --

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2) Pursuant to Rule 457(c) of the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the Common Stock of Investors Financial Services Corp. (the "Company") on the Nasdaq National Market on August 19, 1998.

(3) Pursuant to the Company's Rights Agreement, one right to purchase a unit of preferred stock of the Company (each a "Preferred Stock Purchase Right" or "Right") is deemed to be delivered with each share of Common Stock issued by the Company. The Rights currently are not separately transferable apart from the Common Stock, nor are they exercisable until the occurrence of certain events. Accordingly, no independent value has been attributed to the Rights.
                           --------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 20, 1998

PROSPECTUS

                                 400,000 SHARES

                       INVESTORS FINANCIAL SERVICES CORP.

                                  COMMON STOCK

    All of the 400,000 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Investors Financial Services Corp., a Delaware corporation (the "Company"), offered hereby are being offered by the Company. The Company expects to use the net proceeds of this offering together with internal resources to fund the Company's acquisition of the domestic institutional trust and custody business of BankBoston, N.A.

    The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "IFIN." On August 19, 1998, the last reported sale price for the Common Stock of the Company on the Nasdaq National Market was $66.25 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                                                                                  UNDERWRITING
                                                                PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                                 PUBLIC          COMMISSIONS(1)        COMPANY(2)
Per Share................................................          $                   $                   $
Total(3).................................................          $                   $                   $

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $300,956.

(3) The Company has granted to the Underwriter a 30-day option to purchase up to an aggregate of 40,000 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $         , $         and $         , respectively.

    The shares of Common Stock to be distributed to the public are offered by the Underwriter, subject to prior sale, when, as and if received and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw or cancel such offer and to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will
be made against payment thereon in New York, New York on or about September   ,
1998.

                            ------------------------

                         KEEFE, BRUYETTE & WOODS, INC.

                                ----------------

               The date of this Prospectus is            , 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT AND STABILIZING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., located at 1801 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are necessarily summaries of such documents, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matters involved. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Investor Relations, Investors Financial Services Corp., P.O. Box 9130, Boston, Massachusetts 02117-9130 (telephone: (617) 330-6032).

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference (File No. 0-26996):

1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998.

3. The Company's Current Reports on Form 8-K filed with the Commission on July 20, 1998 and August 19, 1998. The Company's Current Report on Form 8-K filed with the Commission on August 19, 1998 includes the Company's restated Consolidated Financial Statements as of December 31, 1997 and 1996, and for the fiscal years ended December 31, 1997 and 1996, the two months ended December 31, 1995 and the fiscal year ended October 31, 1995, restated to reflect the acquisition of AMT Capital Services, Inc. and AMT Capital Advisers, Inc. See "Recent and Pending Acquisitions-- AMT Capital Acquisition."

4. The description of the Company's Common Stock, par value $.01 per share, contained in the section entitled "Description of Registrant's Securities to be Registered" contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act with the Commission on October 14, 1995, and incorporating by reference the information contained in the Company's Registration Statement on Form S-1 (File No. 33-95980), including any amendment or report filed for the purpose of updating such description.

5. The description of the Preferred Stock Purchase Rights which accompany each share of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act with the Commission on October 14, 1995, and incorporating by reference the information contained in the Company's Registration Statement on Form S-1 (File No. 33-95980), including any amendment or report filed for the purpose of updating such description.

    All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

    Investors Financial Services Corp. (the "Company"), based in Boston, Massachusetts, provides a broad range of asset administration services for the financial services industry through its wholly-owned subsidiaries, Investors Bank & Trust Company-Registered Trademark- and Investors Capital Services, Inc. The Company provides global custody, multicurrency accounting, institutional transfer agency, performance measurement, foreign exchange, securities lending, mutual fund administration and investment advisory services to a variety of financial asset managers, including mutual fund complexes, investment advisors, banks and insurance companies. The Company provides financial asset administration services for assets that totaled approximately $164 billion at June 30, 1998, including assets managed by 59 mutual fund complexes and insurance companies and approximately $12 billion of foreign assets. The Company also engages in private banking transactions, including secured lending and deposit accounts.

    The Company's principal offices are located at 200 Clarendon Street, Boston, Massachusetts 02116, and the Company's telephone number is (617) 330-6700.

                        RECENT AND PENDING ACQUISITIONS

BANKBOSTON DOMESTIC INSTITUTIONAL TRUST AND CUSTODY ACQUISITION

    On July 17, 1998, Investors Bank & Trust Company ("Investors Bank"), a wholly-owned subsidiary of the Company, entered into a Purchase and Sale Agreement (the "Agreement") with BankBoston, N.A. ("BankBoston") pursuant to which Investors Bank has agreed to purchase (the "BankBoston Acquisition") from BankBoston substantially all of the assets and certain liabilities of BankBoston solely relating to BankBoston's domestic institutional trust and custody business (the "Business").

    The Business currently provides master trust and custody services to endowments, pension funds, municipalities, mutual funds and other financial institutions, primarily in New England. As of June 30, 1998, the Business serviced approximately $45 billion in assets held in over 3,000 accounts by almost 600 clients. The primary focus of the Business is small to midsize custody accounts ranging in size from $5 million to $500 million in assets.

    The aggregate purchase price (the "Purchase Price") to be paid by Investors Bank for the Business is approximately $50 million plus the amount of accounts receivable of the Business at the time of the closing of the BankBoston Acquisition (the "Closing"). A deposit of $1 million was made by Investors Bank upon the signing of the Agreement and may be retained by BankBoston if Investors Bank fails to close the BankBoston Acquisition after receipt of necessary regulatory approvals. An additional $43 million plus the amount of accounts receivable of the Business at the time of the Closing will be paid at the Closing. At the one year anniversary of the Closing, Investors Bank will pay up to an additional $6 million to BankBoston based upon the level of client retention.

    The BankBoston Acquisition is expected to be accounted for as a purchase. While Investors Bank is able to fund the transaction from internal resources, the Company intends to use the proceeds of this offering to partially fund the transaction. The Company expects the BankBoston Acquisition to be accretive to earnings per share after the successful integration of staff, systems and facilities in 1999. See "Risk Factors -- Difficulty of Integrating Acquisitions."

    The Closing is subject to customary closing conditions, the expiration or early termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 and the approval of the Commissioner of Banks of the Commonwealth of Massachusetts. Subject to the satisfaction of the foregoing conditions, Investors Bank expects the Closing to occur on or about September 30, 1998.

    The Company believes that its knowledge and experience in the custody business, as well as its core strategy of providing superior client service, will be an excellent fit for the clients of the Business. The

Company currently provides to its clients all of the services that BankBoston provides to the clients of the Business. In addition, the Company's focus on custody and related services allows it to dedicate its resources to providing state-of-the-art technology solutions and highly trained and experienced professionals to the Business.

    The Company believes that it will benefit from the added depth and diversity in its client base as a result of the BankBoston Acquisition. The Company also believes that the BankBoston Acquisition will provide potential cross-selling opportunities for the provision of additional, value-added services such as securities lending, foreign exchange and cash management. In addition, the Company believes that it will ultimately recognize certain operating efficiencies from the complementary nature of the Business in relation to the Company's own services. See "Risk Factors -- Difficulty of Integrating Acquisitions."

    In connection with the BankBoston Acquisition, on July 17, 1998 Investors Bank and BankBoston also entered into an Outsourcing Agreement (the "Outsourcing Agreement"). Pursuant to the Outsourcing Agreement, effective upon the Closing, the Company will act as custodian for three BankBoston asset management related businesses comprising approximately $25 billion in assets: domestic private banking, institutional asset management and international private banking. The Company will provide transaction processing and asset safekeeping and servicing to the clients of those businesses.

AMT CAPITAL ACQUISITION

    On May 29, 1998, the Company acquired (the "AMT Acquisition") all of the outstanding share capital of AMT Capital Services, Inc. and AMT Capital Advisers, Inc. (collectively, "AMT Capital"), pursuant to an Agreement and Plan of Merger dated as of May 12, 1998 (the "Merger Agreement"), by and among the Company, Investors Acquisition Sub I, Inc., Investors Acquisition Sub II, Inc., AMT Capital and certain stockholders of AMT Capital (the "Former AMT Capital Stockholders") in exchange for 194,006 shares of the Company's Common Stock. Of the 194,006 shares of Common Stock issued to the Former AMT Capital Stockholders, 18,938 shares are being held in escrow by First Chicago Trust Company of New York as escrow agent pursuant to an Escrow Agreement dated as of May 29, 1998 among the Company, the Former AMT Capital Stockholders and the escrow agent (the "Escrow Agreement") to cover any reimbursable claims relating to the AMT Acquisition and to be held until the earlier of (i) February 28, 1999 or (ii) the Company's first public announcement of earnings following completion by the Company's independent auditors of the first full-year audit of the Company's financial statements following May 29, 1998. In accordance with the terms of a registration rights agreement between the Company and the Former AMT Stockholders, the remaining 175,068 shares acquired by the Former AMT Capital Stockholders pursuant to the AMT Acquisition were registered on a Registration Statement on Form S-3 (File No. 333-58031), declared effective on July 9, 1998, and may be sold to the public by the Former AMT Capital Stockholders. The AMT Acquisition has been accounted for under the "pooling-of-interests" method and was structured as a tax-free reorganization under the Internal Revenue Code.

    AMT Capital is a New York-based firm recognized for providing fund administration services to global and domestic institutional investment management firms. The AMT Acquisition is intended to enhance the Company's offerings to institutional investment managers who outsource the administration of pooled investment products. Additionally, the Company believes that the combination of the substantial expertise at both the Company and AMT Capital should further strengthen the Company's strategic product development capabilities in support of clients worldwide. Upon the consummation of the AMT Acquisition, the AMT Capital companies were renamed Investors Capital Services, Inc. and Investors Capital Advisers, Inc., respectively.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE RISKS DESCRIBED BELOW. IN ADDITION TO OTHER INFORMATION PRESENTED IN THIS PROSPECTUS AND THE INFORMATION INCORPORATED IN THIS PROSPECTUS BY REFERENCE, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY. CERTAIN STATEMENTS SET FORTH IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN MAY CONSTITUTE FORWARD-LOOKING STATEMENTS (STATEMENTS WHICH ARE OTHER THAN HISTORICAL FACT) WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. NO ASSURANCE CAN BE GIVEN THAT THE FUTURE RESULTS COVERED BY THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED. THESE STATEMENTS, BY THEIR NATURE, INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, AND THE COMPANY'S ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE STATED IN ANY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DESCRIBED IN THE FOLLOWING RISK FACTORS AND IN THE OTHER RISK FACTORS DESCRIBED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

DIFFICULTY OF INTEGRATING ACQUISITIONS

    The closing of the BankBoston Acquisition is expected to be completed on or about September 30, 1998, subject to certain conditions set forth in the Purchase Agreement. See "Recent and Pending Acquisitions -- BankBoston Domestic Institutional Trust and Custody Acquisition." The acquisition of AMT Capital was consummated on May 29, 1998. AMT Capital currently operates as two wholly-owned subsidiaries of the Company, Investors Capital Services, Inc. and Investors Capital Advisers, Inc. The Company has limited experience in integrating acquired companies, businesses, assets or technologies into its operations. The Company may from time to time pursue the acquisition of other companies, businesses, assets, products or technologies and may issue shares of its Common Stock in connection therewith. There can be no assurance that the assets, services, technologies, key personnel and businesses of the Business, AMT Capital or any other acquired businesses or companies will be successfully integrated into the Company's business or service offerings, or that such integration and the corresponding diversion of the attention of management will not adversely affect the Company's business, financial condition or results of operations. There can be no assurance that any acquired companies, businesses, assets, services or technologies, including the Business and AMT Capital, will contribute significantly to the Company's revenues, or that the revenues from acquired businesses will not be adversely affected by the integration process or other factors. If the Company is not successful in the integration of such acquired businesses, including the Business and AMT Capital, anticipated efficiencies may not be realized and there could be an adverse impact on the financial results of the Company.

MANAGEMENT OF GROWTH

    The Company is currently experiencing a period of growth which has placed, and may continue to place, a strain on the Company's management, financial and other resources. The Company's ability to manage the growth of its staff and facilities effectively will require it to continue to improve its operational, financial and other internal systems, and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's results of operations could be adversely affected. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of an expanding business.

ABILITY TO ATTRACT AND RETAIN EMPLOYEES

    The Company's business involves the delivery of professional services. The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled employees, particularly client managers and other senior financial services personnel. Qualified senior financial services personnel are in particularly great demand and are likely to remain a limited resource for the foreseeable future.

Although the Company expects to continue to attract sufficient numbers of highly skilled employees and to retain existing senior financial services personnel, client managers and other senior personnel for the foreseeable future, there can be no assurance that the Company will be able to do so. The loss of a significant number of the Company's senior personnel or the failure to attract qualified employees to support the Company's growth could have a material adverse impact on the Company, including its ability to retain clients.

FLUCTUATION IN STOCK MARKETS AND INTEREST RATES

    Because certain fees charged by the Company for its services are based on the market values of assets processed, such fees and the Company's quarterly and annual operating results are sensitive to changes in interest rates, declines in stock market values, and investors seeking alternatives to the investment offerings of the Company's clients. Also, the Company's interest-related services, along with the market value of the Company's investments, may be adversely affected by changes in interest rates. In addition, many of the Company's client engagements are, and in the future are likely to continue to be, terminable upon 60 days notice. Any unanticipated client terminations, fluctuations in interest rates or declines in stock market values could result in fluctuating quarterly and annual operating results and could have a material adverse effect on the Company's results of operations.

INTELLECTUAL PROPERTY

    The Company relies on certain intellectual property protections to preserve its intellectual property rights. Any failure by the Company to properly protect its intellectual property rights or any invalidation of the Company's intellectual property rights or lengthy and expensive defense of those rights could have a material adverse effect on the Company and its results of operations. In addition, the Year 2000 issue discussed below may adversely affect the Company's operations.

IMPACT OF THE YEAR 2000 ISSUE

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions to operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company is heavily dependent upon computer programs to conduct its business. The Company has determined that it will be required to modify or upgrade portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. The Company plans to complete the Year 2000 project, including all internal testing, by December 31, 1998. Currently, the Company is completing renovation of its software code and has commenced the testing phase of the Year 2000 project. The remaining cost to be incurred in 1998 for the Year 2000 project is estimated at $753,000, which will be expensed as incurred over the remainder of the year, and is being funded through operating cash flows. In addition, the Company has budgeted up to an additional $400,000 for Year 2000 costs that may arise during 1999. These 1999 costs may include, but are not limited to, testing with third parties who are not Year 2000 compliant prior to December 31, 1998 and software renovation necessitated by internal and/or third-party testing during 1998 and 1999. These amounts are not expected to have a material effect on the Company's results of operations. To date, the Company has incurred and expensed approximately $847,000 related to the assessment of, and remediation efforts in connection with, its Year 2000 project and the development of a remediation plan. The Company presently believes that with modifications to, or upgrades of, existing software the Year 2000 issue can be mitigated. However, if such modifications and upgrades are not made or are not completed in a timely manner, the Year 2000 issue could have a material impact on the operations of the Company and on its relations with its clients. In addition, the Company may be vulnerable to the failure of its significant suppliers and large customers to remediate their own

Year 2000 issue. There can be no assurance that the systems of the companies on which the Company's systems rely will be timely remediated, or that the failure to so remediate by another company, or a remediation that is incompatible with the Company's systems, would not have a material adverse effect on the Company. The Company is currently developing contingency plans to address any failure by the Company or any third party to properly and/or completely renovate its systems for Year 2000 compliance. The Company expects to complete these contingency plans during the fourth quarter of 1998.

COMPETITION

    The segment of the financial services industry in which the Company operates is extremely competitive. Certain current and potential competitors of the Company are more established and benefit from greater market recognition and have substantially greater financial and marketing resources than the Company. As the large mutual fund complexes continue to grow and build in-house asset administration service capabilities, they may no longer need to outsource these services to the Company. The Company's competitors may succeed in developing products and services that are more effective than those that have been or will be developed by the Company and may also prove to be more successful than the Company in producing and marketing those services to third party asset managers. Any failure of the Company to compete effectively could have a material adverse effect on the Company and its results of operations, financial condition and cash flows.

VARIABILITY OF QUARTERLY AND ANNUAL OPERATING RESULTS

    The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially adversely affect revenues and profitability, including: the timing of the commencement or termination of client engagements, the rate of net inflows and outflows of investor funds in the debt and equity-based investment vehicles offered by the Company's clients, the introduction and market acceptance of new services by the Company and its competitors and changes or anticipated changes in economic conditions, including fluctuations in interest rates and declines in stock market values. Because the Company's operating expenses are relatively fixed, any unanticipated shortfall in revenues in a specified period may have a material adverse impact on the Company's results of operations for that period. As a result of the foregoing and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect its business, results of operations, financial condition, cash flows and stock price.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Shares are estimated to be $25,139,044 ($27,683,044 if the Underwriter's over-allotment option is exercised in full), assuming a public offering price of $66.25 per share (the last reported per share sales price for the Common Stock on August 19, 1998) and after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company expects to use the net proceeds from this offering together with internal resources to fund the purchase price of the BankBoston Acquisition. See "Recent and Pending Acquisitions -- BankBoston Domestic Institutional Trust and Custody Acquisition."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Company's Common Stock is currently included in the Nasdaq National Market under the symbol IFIN. The following table sets forth the range of quarterly high and low bid quotations for the Company's Common Stock as reported by Nasdaq. The quotations represent interdealer quotations without adjustment for retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

                                                                         HIGH BID    LOW BID
                                                                        ----------  ----------
1996
First Quarter.........................................................  $  23.1250  $  20.5000
Second Quarter........................................................  $  23.5000  $  21.0000
Third Quarter.........................................................  $  26.0000  $  20.8750
Fourth Quarter........................................................  $  28.0000  $  25.7500

1997
First Quarter.........................................................  $  35.1250  $  27.5000
Second Quarter........................................................  $  50.0000  $  30.7500
Third Quarter.........................................................  $  48.2500  $  41.2500
Fourth Quarter........................................................  $  51.2500  $  41.2500

1998
First Quarter.........................................................  $  56.0000  $  41.0000
Second Quarter........................................................  $  59.6265  $  49.5000
Third Quarter (through August 19).....................................  $  68.3750  $  51.8750

    The Company currently intends to retain the majority of future earnings to fund the development and growth of its business. The Company's ability to pay dividends on the Common Stock depends in part on the receipt of dividends from Investors Bank. In addition, the Company may not pay dividends on its Common Stock if it is in default under certain agreements which the Company entered into in connection with the sale of the 9.77% Capital Securities by its subsidiary Investors Capital Trust I. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity." Any dividend payments by Investors Bank are subject to certain restrictions imposed by the Massachusetts Commissioner of Banks. Subject to these restrictions and regulatory requirements, Investors Bank expects to pay an annual dividend to the Company, which the Company expects to pay to its stockholders, currently estimated to be in an amount equal to $.12 per share of outstanding Common Stock (approximately $804,230 based upon 6,701,915 shares outstanding as of June 30, 1998). The Company expects to declare and pay such dividend ratably on a quarterly basis.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (i) as of June 30, 1998, and (ii) as adjusted to reflect the receipt by the Company of the estimated net proceeds from the sale of the 400,000 shares of Common Stock offered hereby at an assumed public offering price of $66.25 per share, the last reported per share sales price for the Common Stock on August 19, 1998.

                                                                                           JUNE 30, 1998
                                                                                   ------------------------------
                                                                                                    PRO FORMA AS
                                                                                       ACTUAL         ADJUSTED
                                                                                   --------------  --------------
Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the
  Company........................................................................  $   24,175,256  $   24,175,256

Shareholders' equity(1):
  Capital stock:
    Preferred stock, with par value of $.01; authorized, 1,000,000 shares; issued and outstanding, none......................................................
    Class A common stock, with par value of $.01; authorized 650,000 shares;
      issued and outstanding, none...............................................
    Common stock, with par value of $.01; authorized, 20,000,000 shares; issued
      and outstanding, 6,701,915 shares; as adjusted, 7,101,915 shares...........          67,059          71,059
  Surplus........................................................................      57,143,765      82,278,809
  Deferred compensation..........................................................      (1,453,617)     (1,453,617)
  Retained earnings..............................................................      25,578,427      25,578,427
  Accumulated other comprehensive income.........................................         436,145         436,145
  Treasury stock (at par, 4,000 shares)..........................................             (40)            (40)
                                                                                   --------------  --------------
    Total shareholders' equity...................................................      81,771,739     106,910,783
                                                                                   --------------  --------------
Total capitalization.............................................................  $  105,946,995  $  131,086,039
                                                                                   --------------  --------------
                                                                                   --------------  --------------
Regulatory Capital Ratios:
  Tier I Risk-Based Capital......................................................           22.87%          18.94%
  Total Risk-Based Capital.......................................................           22.89%          18.96%
  Leverage Capital...............................................................            6.96%           5.79%

------------------------

(1) Does not include (i) 517,284 shares of Common Stock issuable upon exercise of stock options outstanding as of June 30, 1998 or (ii) 628,802 shares of Common Stock reserved for issuance pursuant to future option grants under the Company's Amended and Restated 1995 Stock Plan, 1995 Non-Employee Director Plan and 1997 Employee Stock Purchase Plan.

                       INVESTORS FINANCIAL SERVICES CORP.

             UNAUDITED PRO FORMA CONDENSED ADJUSTED BALANCE SHEETS

                                 JUNE 30, 1998

    The following unaudited pro forma condensed adjusted balance sheets set forth the unaudited balance sheets of the Company (i) as of June 30, 1998 and
(ii) as adjusted to give effect to the BankBoston Acquisition using the purchase method of accounting and the issuance and sale of the shares of Common Stock offered hereby as if each had occurred on June 30, 1998. The following information is based upon the assumptions set forth in the Notes to Unaudited Pro Forma Condensed Adjusted Balance Sheets and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto incorporated herein by reference and other financial information appearing elsewhere in this Registration Statement and in the documents incorporated by reference herein.

                                                                                   PRO FORMA        PRO FORMA
                                                                    ACTUAL        ADJUSTMENTS      AS ADJUSTED
                                                               ----------------  --------------  ----------------
ASSETS
Cash and due from banks......................................  $     35,195,951                  $     35,195,951
Federal funds sold and securities purchased under resale
  agreements.................................................        35,000,000     (18,860,956)       16,139,044
Securities held to maturity (approximate market value of
  $963,295,155 at June 30, 1998).............................       955,143,294                       955,143,294
Securities available for sale................................       489,749,346                       489,749,346
Nonmarketable equity securities..............................         7,626,500                         7,626,500
Loans, less allowance for loan losses of $100,000............        69,789,107                        69,789,107
Accrued interest and fees receivable.........................        26,508,190                        26,508,190
Equipment and leasehold improvements, net....................         9,541,039                         9,541,039
Intangible assets............................................         --             44,000,000        44,000,000
Other assets.................................................        15,122,633                        15,122,633
                                                               ----------------                  ----------------
    TOTAL ASSETS.............................................  $  1,643,676,060                  $  1,668,815,104
                                                               ----------------                  ----------------
                                                               ----------------                  ----------------
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits:
    Demand...................................................  $    348,225,784                  $    348,225,784
    Savings..................................................       548,807,803                       548,807,803
    Time.....................................................        65,000,000                        65,000,000
                                                               ----------------                  ----------------
        Total deposits.......................................       962,033,587                       962,033,587
  Short-term borrowings......................................       561,845,785                       561,845,785
  Other liabilities..........................................        13,849,693                        13,849,693
                                                               ----------------                  ----------------
        Total liabilities....................................     1,537,729,065                     1,537,729,065
                                                               ----------------                  ----------------
Company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated
  deferrable interest debentures of the Company..............        24,175,256                        24,175,256
                                                               ----------------                  ----------------
STOCKHOLDERS' EQUITY:
  Common Stock...............................................            67,059           4,000            71,059
  Surplus....................................................        57,143,765      25,135,044        82,278,809
  Deferred compensation......................................        (1,453,617)                       (1,453,617)
  Retained earnings..........................................        25,578,427                        25,578,427
  Accumulated other comprehensive income.....................           436,145                           436,145
  Treasury stock (at par, 4,000 shares)......................               (40)                              (40)
                                                               ----------------                  ----------------
        Total stockholders' equity...........................        81,771,739                       106,910,783
                                                               ----------------                  ----------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...............  $  1,643,676,060                  $  1,668,815,104
                                                               ----------------                  ----------------
                                                               ----------------                  ----------------

See notes to unaudited pro forma condensed adjusted balance sheets.

         NOTES TO UNAUDITED PRO FORMA CONDENSED ADJUSTED BALANCE SHEETS

NOTE A: BASIS OF PRESENTATION

    The unaudited pro forma condensed adjusted balance sheets as of June 30, 1998 reflect the historical consolidated balance sheets of the Company at June 30, 1998 and as adjusted to give effect to the BankBoston Acquisition and the issuance of shares of Common Stock offered hereby as if each had occurred on June 30, 1998. The BankBoston Acquisition will be accounted for as a purchase. See "Recent and Pending Acquisitions -- BankBoston Domestic Institutional Trust and Custody Acquisition."

NOTE B: PURCHASE PRICE AND FUNDING

    The purchase price reflected in the unaudited pro forma condensed adjusted balance sheets is based upon cash consideration of approximately $44 million, $1 million paid on July 17, 1998 and $43 million to be paid at Closing, and does not reflect an undetermined amount to be paid for the accounts receivable of the Business as of the Closing and a possible additional payment of up to $6 million to be made one year after the Closing based on client retention. See "Recent and Pending Acquisitions -- BankBoston Domestic Institutional Trust and Custody Acquisition."

    The transaction is currently expected to be financed through a combination of existing resources and the proceeds from the issuance of the Shares being offered hereby as follows:

                                                                               PURCHASE PRICE
                                                                               ---------------
                                                                               (IN THOUSANDS)
Issuance of Common Stock for cash, net of
  estimated issuance costs of $1,467.........................................    $    25,139
Reduction of federal funds sold and securities
  purchased under resale agreements..........................................         18,861
                                                                                     -------
      Total purchase price paid at Closing...................................    $    44,000
                                                                                     -------
                                                                                     -------

    The reduction in federal funds sold and securities purchased under resale agreements will be decreased to the extent that client accounts associated with the BankBoston Acquisition generate deposit balances with the Company.

    While the Company and BankBoston have not yet agreed on the allocation of the Purchase Price to specific assets, the Company believes that the majority of the purchase price will be allocated to goodwill. The specified number of future periods to be benefited by the goodwill cannot be measured or determined by the Company with absolute accuracy. The Company believes that 25 years would be the most appropriate period of amortization for the goodwill derived from the BankBoston Acquisition. Under current federal statutes, the amortization of goodwill is not tax deductible.

                            SELECTED FINANCIAL DATA

    The following table sets forth selected consolidated historical financial data regarding the Company's operating results and financial position for and at the periods indicated and certain ratio and other statistical information at the periods indicated. The data presented below for the years ended December 31, 1996 and 1997, the two months ended December 31, 1995 and the year ended October 31, 1995, respectively, were derived from the Consolidated Financial Statements of the Company and Notes thereto incorporated by reference herein. The data presented below for the six months ended June 30, 1997 and 1998 were derived from the unaudited consolidated financial statements of the Company incorporated by reference herein, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited interim periods. The results of operations for the six months ended June 30, 1998 may not be indicative of results that may be expected for the full year ending December 31, 1998. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and Notes thereto incorporated herein by reference, and other financial information appearing elsewhere in this Registration Statement and the documents incorporated by reference herein. All prior periods have been restated to reflect the AMT Acquisition, which was completed on May 29, 1998 and was accounted for using the pooling-of-interests method. See "Recent and Pending Acquisitions -- AMT Capital Acquisition."

                                                               FOR THE TWO
                                                FOR THE YEAR      MONTHS          FOR THE YEAR ENDED
                                                   ENDED          ENDED              DECEMBER 31,
                                                OCTOBER 31,    DECEMBER 31,   --------------------------
                                                  1995(1)          1995           1996          1997
                                                ------------   ------------   ------------  ------------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
 STATEMENT OF INCOME DATA:
 Net interest income..........................  $     5,870    $     1,966    $     17,944  $     26,173
 Noninterest income...........................       53,607          8,407          59,189        82,524
 Gain/(loss) on sale of investment
   securities.................................           --             --              (2)          114
                                                ------------   ------------   ------------  ------------
 Net operating revenues.......................       59,477         10,373          77,131       108,811
 Operating expenses...........................       52,569          8,877          64,613        87,362
                                                ------------   ------------   ------------  ------------
 Income before income taxes...................        6,908          1,496          12,518        21,449
 Income taxes.................................        2,782            664           4,852         7,382
 Minority interest expense....................           --             --              --         1,437
                                                ------------   ------------   ------------  ------------
 Net income...................................  $     4,126    $       832    $      7,666  $     12,630
                                                ------------   ------------   ------------  ------------
                                                ------------   ------------   ------------  ------------
 PER SHARE DATA:
 Basic earnings per share.....................                 $      0.13    $       1.15  $       1.90
                                                               ------------   ------------  ------------
                                                               ------------   ------------  ------------
 Diluted earnings per share...................                 $      0.12    $       1.14  $       1.85
                                                               ------------   ------------  ------------
                                                               ------------   ------------  ------------
 AVERAGE BALANCE SHEET DATA:
 Interest-earning assets......................  $   106,130    $   219,775    $    575,662  $  1,167,361
 Total assets.................................      128,174        249,064         628,893     1,236,519
 Total deposits...............................      106,446        197,013         377,219       594,768
 Common stockholders' equity..................       16,119         34,000          56,137        68,370
 SELECTED FINANCIAL RATIOS:
 Return on equity (2).........................        25.60%         14.68%          13.66%        18.47%
 Return on assets (2).........................         3.22%          2.00%           1.22%         1.02%
 Common equity as % of total assets...........        12.58%         16.61%           6.39%         5.18%
 Dividend payout ratio (3)....................         1.36%          0.00%           2.49%         4.45%
 Tier I capital ratio (4).....................        37.62%         44.47%          24.57%        29.17%
 Noninterest income as % of net operating
   income.....................................        90.13%         81.05%          76.74%        75.84%
 Nonperforming assets as % of total assets....         0.00%          0.00%           0.00%         0.00%
 Allowance for loan losses as % of total
   loans......................................         0.26%          0.15%           0.15%         0.18%
 OTHER STATISTICAL DATA:
 Assets processed at end of period (5)........  $91,099,976    $94,208,228    $122,563,401  $139,418,241
 Employees at end of period...................          679            682             827         1,028


                                                 FOR THE SIX MONTHS ENDED

                                                   JUNE 30, (UNAUDITED)
                                                --------------------------
                                                    1997          1998
                                                ------------  ------------

 STATEMENT OF INCOME DATA:
 Net interest income..........................  $     13,046  $     12,916
 Noninterest income...........................        38,516        45,764
 Gain/(loss) on sale of investment
   securities.................................             7           471
                                                ------------  ------------
 Net operating revenues.......................        51,569        59,151
 Operating expenses...........................        41,229        47,242
                                                ------------  ------------
 Income before income taxes...................        10,340        11,909
 Income taxes.................................         3,587         4,380
 Minority interest expense....................           651           782
                                                ------------  ------------
 Net income...................................  $      6,102  $      6,747
                                                ------------  ------------
                                                ------------  ------------
 PER SHARE DATA:
 Basic earnings per share.....................  $       0.92  $       1.01
                                                ------------  ------------
                                                ------------  ------------
 Diluted earnings per share...................  $       0.90  $       0.98
                                                ------------  ------------
                                                ------------  ------------
 AVERAGE BALANCE SHEET DATA:
 Interest-earning assets......................  $  1,004,253  $  1,401,831
 Total assets.................................     1,066,419     1,485,952
 Total deposits...............................       590,361       738,596
 Common stockholders' equity..................        65,067        78,029
 SELECTED FINANCIAL RATIOS:
 Return on equity (2).........................         18.76%        17.30%
 Return on assets (2).........................          1.14%         0.90%
 Common equity as % of total assets...........          5.49%         4.97%
 Dividend payout ratio (3)....................          4.23%         5.77%
 Tier I capital ratio (4).....................         26.94%        22.87%
 Noninterest income as % of net operating
   income.....................................         74.69%        77.37%
 Nonperforming assets as % of total assets....          0.00%         0.00%
 Allowance for loan losses as % of total
   loans......................................          0.10%         0.14%
 OTHER STATISTICAL DATA:
 Assets processed at end of period (5)........  $145,947,484  $163,993,822
 Employees at end of period...................           951         1,102

------------------------

(1) Noninterest income for the year ended October 31, 1995 includes the recognition of net proceeds of $2,572,000 from the assignment to a third party of asset administration rights associated with $5 billion of unit investment trust assets.
(2) Ratios for the two months ended December 31, 1995 and for the six months ended June 30, 1997 and 1998 have been annualized. The ratios for the year ended October 31, 1995 include the effect of the unit investment trust transaction described in (1) above. Without the earnings associated with this transaction, return on equity and return on assets for the year ended October 31, 1995 would have been 15.84% and 1.99%, respectively.
(3) The Company intends to retain the majority of future earnings to fund development and growth of its business but the Company currently expects to pay cash dividends at an annualized rate of $.12 per share, subject to receipt of a like dividend from Investors Bank and further subject to regulatory requirements. See "Price Range of Common Stock and Dividend Policy."
(4) Tier I capital consists of the sum of common stockholders' equity and non-cumulative perpetual preferred stock minus all intangible assets (other than certain qualifying goodwill) and excess deferred tax assets.
(5) Assets processed is the total dollar value of financial assets on the reported date for which the Company provides one or more of the following services: custody, multicurrency accounting, institutional transfer agency, performance measurement, foreign exchange, securities lending and mutual fund administration and investment advisory services.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS ARE SUBJECT TO SUBSTANTIAL RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, INCLUDING BUT NOT LIMITED TO THE FACTORS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

OVERVIEW

    The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Selected Financial Data beginning on page 14 of this Prospectus and the Company's Consolidated Financial Statements and related notes thereto incorporated by reference herein and the other financial and operating information included elsewhere or incorporated by reference in this Prospectus. The Company, through its wholly owned subsidiaries, Investors Bank and Investors Capital Services, Inc., provides global custody, multicurrency accounting, institutional transfer agency, performance measurement, foreign exchange, securities lending, mutual fund administration and investment advisory services to a variety of financial asset managers, including mutual fund complexes, investment advisors, banks and insurance companies. The Company provides financial asset administration services for assets that totaled approximately $164 billion at June 30, 1998, including assets managed by 59 mutual fund complexes and insurance companies, and approximately $12 billion of foreign assets. The Company also engages in private banking transactions, including secured lending and deposit accounts.

    The Company derives its revenues from financial asset administration services and private banking transactions. Although interest income and noninterest income are reported separately for financial statement presentation purposes, the Company's clients view the pricing of the Company's asset administration and banking service offerings on a bundled basis. In establishing a fee structure for a specific client, management analyzes the expected revenue and related expenses, as opposed to separately analyzing fee income and interest income and related expenses for each from the relationship. Accordingly, management believes net operating revenue (net interest income plus noninterest income) and net income are meaningful measures of financial results. Revenue generated from asset administration and other fees and interest income increased 15% to $59,151,000 in the first six months of 1998 from $51,569,000 in the first six months of 1997.

    Noninterest income consists primarily of fees for financial asset administration and is principally derived from custody, multicurrency accounting, transfer agency, mutual fund administration, and investment advisory services for financial asset managers and the assets they control. The Company's clients pay fees based on the volume of assets under custody, the number of securities held, the number of portfolio transactions, income collected and other value-added services such as foreign exchange, securities lending and performance measurement. Asset-based fees are usually charged on a sliding scale. As such, when the assets in a portfolio under custody grow as a result of changes in market values or cash inflows, the Company's fees may be a smaller percentage of those assets. Fees for individually managed accounts, such as custodial, trust and portfolio accounting services for individuals, investment advisors, private trustees, financial planners, other banks and fiduciaries and other institutions are also included in noninterest income.

    Net interest income represents the difference between income generated from interest-earning assets and expense on interest-bearing liabilities. Interest-bearing liabilities are generated by the Company's clients who, in the course of their financial asset management, generate cash balances which they deposit on a short-term basis with the Company. The Company invests these cash balances and remits a portion of the earnings on these investments to its clients. The Company's share of earnings from these investments is viewed as part of the total package of compensation paid to the Company from its clients for performing asset administration services.

STATEMENT OF OPERATIONS

COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998

    NONINTEREST INCOME

    Noninterest income increased $7,711,000 to $46,235,000 for the six months ended June 30, 1998 from $38,524,000 for the six months ended June 30, 1997. Noninterest income consists of the following items:

                                                                  FOR THE SIX MONTHS
                                                                    ENDED JUNE 30,
                                                                 --------------------  -----------
                                                                   1997       1998       CHANGE
                                                                 ---------  ---------  -----------
                                                                      (DOLLARS IN THOUSANDS)
Asset administration fees......................................  $  36,862  $  45,023          22%
Computer service fees..........................................        339        273         (19)
Other operating income.........................................      1,316        468         (64)
Gain on sale of securities.....................................          7        471          --
                                                                 ---------  ---------
  Total Noninterest Income.....................................  $  38,524  $  46,235          20%
                                                                 ---------  ---------
                                                                 ---------  ---------

    Asset administration fees increased $8,161,000 to $45,023,000 for the six months ended June 30, 1998 compared to $36,862,000 for the six months ended June 30, 1997. The Company earns these fees on assets processed by the Company on behalf of a variety of financial asset managers. Assets processed is the total dollar value of financial assets on the reported date for which the Company provides one or more of the following services: custody, multicurrency accounting, institutional transfer agency, performance measurement, foreign exchange, securities lending, mutual fund administration and investment advisory services. Total assets processed increased to $164 billion at June 30, 1998 from $146 billion at June 30, 1997. Of this $18 billion net increase in assets processed, approximately 29% of the increase reflects assets processed for new clients, and the remainder of the increase reflects growth of assets processed for existing clients. The largest component of asset administration fees is asset-based fees, which increased between periods due to the increase in assets processed. Another significant portion of the increase in asset administration fees resulted from the Company's success in marketing ancillary services such as securities lending and foreign exchange.

    Computer service fees consist of amounts charged by the Company for data processing services related to client accounts. The decrease in computer service fees is related to renegotiations of contracts performed by Investors Capital Services, Inc. in 1998. Other operating income consists of dividends received relating to the Federal Home Loan Bank of Boston ("FHLBB") stock investment and miscellaneous transaction-oriented private banking fees. The decrease in other operating income was due to a decrease in services provided by Investors Capital Advisers, Inc., a wholly owed subsidiary of the Company. Gain on sale of securities increased during the first six months of 1998 due to the Company's sale of certain mortgage-backed securities in anticipation of increased prepayment risk.

    OPERATING EXPENSES

    Total operating expenses increased by $6,013,000 to $47,242,000 for the six months ended June 30, 1998 compared to $41,229,000 for the six months ended June 30, 1997. The components of operating expenses were as follows:

                                                                  FOR THE SIX MONTHS
                                                                    ENDED JUNE 30,
                                                                 --------------------  -----------
                                                                   1997       1998       CHANGE
                                                                 ---------  ---------  -----------
                                                                      (DOLLARS IN THOUSANDS)
Compensation and benefits......................................  $  24,845  $  29,347          18%
Technology and telecommunications..............................      5,189      5,322           3
Transaction processing services................................      3,902      3,962           2
Occupancy......................................................      2,314      3,418          48
Depreciation and amortization..................................        922      1,270          38
Travel and sales promotion.....................................        799      1,003          26
Professional fees..............................................      1,146        788         (31)
Insurance......................................................        374        392           5
Other operating expenses.......................................      1,738      1,740          --
                                                                 ---------  ---------
  Total Operating Expenses.....................................  $  41,229  $  47,242          15%
                                                                 ---------  ---------
                                                                 ---------  ---------

    Compensation and benefits expense increased by $4,502,000 or 18% from period to period due to several factors. The average number of employees increased 20% to 1,068 during the six months ended June 30, 1998 from 890 during the same period in 1997. This increase relates primarily to the increase in client relationships and to the expansion of existing client relationships during the period. Effective January 1, 1998 the Company adopted the accounting method promulgated by Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1"). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Accordingly, the Company capitalized $318,000 of compensation and compensation-related expenses for employees who were directly associated with internal use computer software projects during the six months ended June 30, 1998.

    Occupancy expense increased $1,104,000 to $3,418,000 for the six months ended June 30, 1998 from $2,314,000 for the six months ended June 30, 1997. The increase resulted from the expansion into additional office space in the Company's Boston, Toronto and Dublin offices.

    Depreciation and amortization expense increased $348,000 between periods due to purchases of furniture, equipment, and capitalized software throughout 1997 and the first six months of 1998.

    Travel and sales promotion expense increased $204,000 to $1,003,000 for the six months ended June 30, 1998 from $799,000 for the six months ended June 30, 1997 due to increased travel by the sales and marketing professionals.

    Professional fees decreased $358,000 to $788,000 for the six months ended June 30, 1998 from $1,146,000 for the six months ended June 30, 1997. The decrease in professional fees relates to non-recurring consulting and legal fees incurred in the first six months of 1997.

    NET INTEREST INCOME

    Net interest income is affected by the volume and mix of assets and liabilities, and the movement and level of interest rates. The table below presents the changes in net interest income resulting from changes in the volume of interest-earning assets or interest-bearing liabilities or changes in interest rates for the six months ended June 30, 1998 compared to the same period in 1997.

                                                                CHANGE     CHANGE
                                                                DUE TO     DUE TO
                                                                VOLUME      RATE        NET
                                                               ---------  ---------  ---------
                                                                   (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
Fed funds sold and interest-earning deposits.................  $    (199) $      74  $    (125)
Investment securities........................................     11,932     (2,056)     9,876
Loans........................................................         38        137        175
                                                               ---------  ---------  ---------
  Total interest-earning assets..............................     11,771     (1,845)     9,926
                                                               ---------  ---------  ---------
INTEREST-BEARING LIABILITIES
Deposits.....................................................      3,210       (245)     2,965
Borrowings...................................................      6,608        483      7,091
                                                               ---------  ---------  ---------
  Total interest-bearing liabilities.........................      9,818        238     10,056
                                                               ---------  ---------  ---------
Change in net interest income................................  $   1,953  $  (2,083) $    (130)
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    Net interest income decreased $130,000 or 1% to $12,916,000 for the six months ended June 30, 1998 from $13,046,000 for the same period in 1997. This net decrease resulted from an increase in interest income of $9,926,000 offset by an increase in interest expense of $10,056,000. The net impact of the above changes was a 76 basis point decrease in net interest margin.

    Interest expense increased due primarily to a $385,000,000 increase in average deposits and short term borrowings for the six months ended June 30, 1998 compared to the same period in 1997. Also, to a lesser extent, interest expense increased due to an increase in the average interest rate paid by the Company from 4.93% to 5.03% during the period.

    INCOME TAXES

    The Company's earnings were taxed on the federal level at 35% for the 1998 and 1997 periods. State taxes on the gross earnings from the Company's portfolio of investment securities, held by a wholly-owned subsidiary, were assessed at the tax rate for Massachusetts securities corporations of 1.32%. State taxes on the remainder of the Company's taxable income were assessed at the tax rate for Massachusetts banks of 11.32% in 1997 and 10.91% in 1998. The provision for income taxes for the six months ended June 30, 1998 increased by $793,000 compared to the same period in 1997. The overall effective tax rate increased to 36.78% for the six months ended June 30, 1998, from 34.69% for the same period in 1997. The increase in the effective tax rate is due to the change in tax status of Investors Capital Services, Inc. AMT Capital Services, Inc. was a Subchapter S corporation which incurred no federal or state tax on net income through May 29, 1998.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

    NONINTEREST INCOME

    Noninterest income increased $23,453,000 to $82,639,000 for the year ended December 31, 1997 from $59,186,000 for the year ended December 31, 1996. Noninterest income consists of the following items:

                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                                 --------------------  -----------
                                                                   1996       1997       CHANGE
                                                                 ---------  ---------  -----------
                                                                      (DOLLARS IN THOUSANDS)
Asset administration fees......................................  $  57,462  $  78,325          36%
Computer service fees..........................................        482        644          34
Other operating income.........................................      1,244      3,556         186
Net gain/(loss) on sale of securities..........................         (2)       114          --
                                                                 ---------  ---------
  Total Noninterest Income.....................................  $  59,186  $  82,639          40%
                                                                 ---------  ---------
                                                                 ---------  ---------

    Asset administration fees increased due principally to higher levels of assets processed. The Company earns such fees on assets processed by the Company on behalf of a variety of financial asset managers. Assets processed is the total dollar value of financial assets on the reported date for which the Company provides one or more of the following services: global custody, multicurrency accounting, institutional transfer agency, performance measurement, foreign exchange, securities lending, mutual fund administration and investment advisory services. Total assets processed increased to $139 billion at December 31, 1997 from $122 billion at December 31, 1996. Of the $17 billion net increase in assets processed from December 31, 1996 to December 31, 1997, approximately 24% of the increase reflects assets processed for new clients, and the remainder of the increase reflects growth of assets processed for existing clients, offset in part by the assets of clients no longer serviced by the Company. Also contributing to the growth in asset administration fees was the expansion of relationships with existing clients. The largest component of asset administration fees is asset based fees, which increased between periods due to the previously mentioned increase in assets processed. Another significant portion of the increase in asset administration fees resulted from the Company's success in marketing ancillary services such as securities lending, foreign exchange and advisory services.

    Computer service fees consist of amounts charged by the Company for data processing services related to client accounts. Other operating income consists of dividends received relating to the FHLBB stock investment and miscellaneous transaction-oriented private banking fees. The increase in other operating income was due to the Company's increased investment in FHLBB stock as well as an increase in services provided by Investors Capital Advisers, Inc. a wholly owned subsidiary of the Company.

    OPERATING EXPENSES

    Total operating expenses increased by $22,749,000 to $87,362,000 for the year ended December 31, 1997 compared to $64,613,000 for the year ended December 31, 1996. The components of operating expenses were as follows:

                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                                 --------------------  -----------
                                                                   1996       1997       CHANGE
                                                                 ---------  ---------  -----------
                                                                      (DOLLARS IN THOUSANDS)
Compensation and benefits......................................  $  39,096  $  53,457          37%
Technology and telecommunications..............................      7,894     10,656          35
Transaction processing services................................      5,685      8,000          41
Occupancy......................................................      4,527      4,620           2
Depreciation and amortization..................................      1,616      2,070          28
Travel and sales promotion.....................................      1,264      1,647          30
Professional fees..............................................      1,290      2,011          56
Insurance......................................................        876        768         (12)
Other operating expenses.......................................      2,365      4,133          75
                                                                 ---------  ---------
  Total Operating Expenses.....................................  $  64,613  $  87,362          35%
                                                                 ---------  ---------
                                                                 ---------  ---------

    Compensation and benefits expense increased by $14,361,000 or 37% from period to period due to several factors. The average number of employees increased 29% to 958 for the year ended December 31, 1997 from 744 during 1996. This increase relates primarily to the increase in client relationships and to the expansion of existing client relationships during the period. In addition, compensation expense related to the Company's management incentive plans increased $799,000 between periods because of the increase in earnings subject to incentive payments in 1997 compared to 1996. Benefits, including payroll taxes, group insurance plans, retirement plan contributions and tuition reimbursement, increased by $984,000 for the year ended December 31, 1997 from the same period in 1996. The increase was due principally to increased payroll taxes attributable to the increase in compensation expense.

    Technology and telecommunications expense consists of operating lease payments for microcomputers, fees charged by Electronic Data Systems for mainframe data processing, telephone expense, software maintenance fees and licenses, optical imaging and contract programming fees. Increased hardware, software and telecommunications expenses needed to support the growth in assets processed accounted for $1,710,000 of the increase between periods. Also contributing was the Company's increased use of contract programmers to perform information systems development projects, which accounted for $644,000 of the increase. License fees on software used to generate automated financial statements for Company clients as a part of its expanded mutual fund administration services accounted for $408,000 of the increase.

    Transaction processing services expense consists of volume-related expenses including subcustodian fees and external contract services. The increase in this expense relates primarily to an increase in subcustodian fees and pricing services, driven by the growth in assets processed. The Company's decision to outsource its mailroom and photocopy facility in February of 1996 contributed to $325,000 of the increase from year to year.

    Depreciation and amortization expense increased $454,000 to $2,070,000 for the year ended December 31, 1997 from $1,616,000 for the year ended December 31, 1996. This increase resulted from the purchase of furniture and equipment related to the Company's move to new office space in late 1996 and 1997.

    Travel and sales promotion expense consists of expenses incurred by the sales force, client management staff and other employees in connection with making sales calls on potential clients, traveling to existing client sites and the Company's foreign subsidiaries, and attending industry conferences. This expense increased $383,000 to $1,647,000 for the year ended December 31, 1997 from $1,264,000 for the year ended December 31, 1996 due primarily to increased travel to the foreign subsidiaries.

    Professional fees increased $721,000 to $2,011,000 for the year ended December 31, 1997 from $1,290,000 for the year ended December 31, 1996. This increase resulted primarily from an increase in consulting fees relating to performing technical development work along with additional audit fees related to compliance with the Federal Deposit Insurance Corporation Improvement Act of 1991.

    Insurance expense decreased by $108,000 between the periods due to the renegotiation of the Company's premiums and coverages for errors and omissions liability, directors and officers liability and blanket bond during 1996.

    Other operating expenses increased $1,768,000 to $4,133,000 for the year ended December 31, 1997 from $2,365,000 for the year ended December 31, 1996. Other operating expenses include fees for office supplies, recruiting costs, temporary help and various fees assessed by the Massachusetts Banking Commission. Recruiting costs and temporary help accounted for $770,000 of the increase; this increase relates to the tight labor market caused by low unemployment in Massachusetts in 1997. Fees assessed by the Massachusetts Banking Commission increased by $278,000 due to the growth in the total assets of Investors Bank and a change in the assessment base. The remainder of the increase relates to growth in assets processed.

    NET INTEREST INCOME

    Net interest income is affected by the volume and mix of assets and liabilities, and the movement and level of interest rates. The table below presents the changes in net interest income resulting from changes in the volume of interest-earning assets or interest-bearing liabilities and changes in interest rates for the year ended December 31, 1997 compared to the year ended December 31, 1996.

                                                                CHANGE     CHANGE
                                                                DUE TO     DUE TO
                                                                VOLUME      RATE        NET
                                                               ---------  ---------  ---------
                                                                   (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
Fed funds sold and interest-earning deposits.................  $   1,096  $      20  $   1,116
Investment securities........................................     35,563       (564)    34,999
Loans........................................................        514       (270)       244
                                                               ---------  ---------  ---------
  Total interest-earning assets..............................     37,173       (814)    36,359
                                                               ---------  ---------  ---------
INTEREST-BEARING LIABILITIES
Deposits.....................................................      8,768        671      9,439
Borrowings...................................................     18,351        405     18,756
                                                               ---------  ---------  ---------
  Total interest-bearing liabilities.........................     27,119      1,076     28,195
                                                               ---------  ---------  ---------
Change in net interest income................................  $  10,054  $  (1,890) $   8,164
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    Net interest income increased $8,164,000 or 45% to $26,173,000 for the year ended December 31, 1997 from $18,009,000 for the 1996 period. This net increase resulted from an increase in interest income of $36,359,000 offset by an increase in interest expense of $28,195,000. The net impact of the above changes was an 89 basis point decrease in net interest margin.

    The increase in interest income resulted primarily from a higher level of interest-earning assets. The Company's average assets for the year ended December 31, 1997 increased $607,626,000 or 97% compared to the year ended December 31, 1996. This growth primarily resulted from an increase in average interest-earning assets of $591,699,000.

    Interest expense increased $28,195,000 due primarily to the higher level of deposits and borrowings and to a lesser extent to an increase in the interest rate paid by the Company. The average rate paid on deposits and short-term borrowings increased from 4.83% to 5.03% between periods.

    INCOME TAXES

    The Company's earnings were taxed on the federal level at 35% for the 1997 and 1996 periods. State taxes on the gross earnings from the Company's portfolio of investment securities, held by a wholly-owned subsidiary, were assessed at the tax rate for Massachusetts securities corporations of 1.32%. State taxes on the remainder of the Company's taxable income were assessed at the tax rate for Massachusetts banks of 11.32%. The provision for income taxes for the year ended December 31, 1997 increased by $2,530,000 over the 1996 provision. The overall effective tax rate decreased to 34.41% for the year ended December 31, 1997, from 38.76% for the year ended December 31, 1996. The decrease in the effective tax rate is due to the Company's investment in municipal securities in the first quarter of 1997.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

    NONINTEREST INCOME

    Noninterest income increased $5,327,000 to $59,186,000 for the year ended December 31, 1996 from $53,859,000 for the year ended December 31, 1995. Noninterest income consists of the following items:

                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                                 --------------------  -------------
                                                                   1995       1996        CHANGE
                                                                 ---------  ---------  -------------
                                                                       (DOLLARS IN THOUSANDS)
Asset administration fees......................................  $  49,630  $  57,462           16%
Proceeds from assignment of UIT servicing, net.................      2,572         --           --
Computer service fees..........................................        501        482           (4)
Other operating income.........................................      1,156      1,244            8
Net loss on sale of securities.................................         --         (2)          --
                                                                 ---------  ---------
  Total Noninterest Income.....................................  $  53,859  $  59,186           10%
                                                                 ---------  ---------
                                                                 ---------  ---------

    Asset administration fees increased due principally to higher levels of assets processed. Total assets processed increased to $122 billion at December 31, 1996 from $94 billion at December 31, 1995. Of the $28 billion net increase in assets processed from December 31, 1995 to December 31, 1996, approximately 24% of the increase reflects assets processed for new clients, and the remainder of the increase reflects growth of assets processed for existing clients and improved methods for tracking the amount of assets processed, offset in part by the assets of clients no longer serviced by the Company. The remainder of the growth in asset administration fees was due to the net expansion of relationships with existing clients and increased use of the Company's cash management and foreign exchange services. Prior to the Company's spin-off (the "Spin-Off Transaction") from its former parent, Eaton Vance Corp., the Company was subject to a 7% annual asset growth cap under the Competitive Equality Banking Act of 1987 ("CEBA"). After the Spin-Off Transaction and the removal of CEBA growth limitations, the Company became eligible to accept deposits that had been historically directed to other financial institutions. As a result, the Company experienced a shift in the mix of compensation received from its clients. A larger portion of the Company's compensation from clients is now in the form of interest income generated from client deposits, resulting in a decrease to asset administration fees and a related increase in net interest income. The growth in asset administration fees was also offset by the transfer of unit investment trust assets discussed below. The administration of these assets accounted for approximately $1,491,000 in asset administration fees in the year ended December 31, 1995.

    Unit investment trust ("UIT") assets processed by the Company have decreased over the last five years, a reflection of declining investor demand for this type of unmanaged investment product. Declining asset levels led one client, Merrill Lynch, to consolidate its asset administration service providers, and it agreed, effective March 1, 1995, to pay the Company to assign the Company's servicing rights to the Bank of New York Company. The Company recognized proceeds of $2,572,000, net of expenses, resulting from the assignment of the rights to service approximately $5.0 billion of the client's unit investment trust assets. The Company has made the strategic decision to focus its marketing and processing efforts on mutual funds and other pooled investments which typically experience higher growth in asset levels and can utilize a wider variety of services provided by the Company, as compared to unit investment trusts. See Note 11 of Notes to Consolidated Financial Statements incorporated herein by reference.

    Other operating income consists of miscellaneous private banking fees for safe deposit and checking account services.

    OPERATING EXPENSES

    Total operating expenses increased by $10,974,000 to $64,613,000 for the year ended December 31, 1996 compared to $53,639,000 for the year ended December 31, 1995. The components of operating expenses were as follows:

                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                                 --------------------  -----------
                                                                   1995       1996       CHANGE
                                                                 ---------  ---------  -----------
                                                                      (DOLLARS IN THOUSANDS)
Compensation and benefits......................................  $  34,328  $  39,096          14%
Technology and telecommunications..............................      6,476      7,894          22
Transaction processing services................................      2,765      5,685         106
Occupancy......................................................      4,510      4,527          --
Depreciation and amortization..................................      1,438      1,616          12
Travel and sales promotion.....................................        785      1,264          61
Professional fees..............................................        966      1,290          34
Insurance......................................................      1,078        876         (19)
Other operating expenses.......................................      1,293      2,365          83
                                                                 ---------  ---------
  Total Operating Expenses.....................................  $  53,639  $  64,613          20%
                                                                 ---------  ---------
                                                                 ---------  ---------

    Compensation and benefits increased by $4,768,000 or 14% from period to period due to several factors. The number of average employees increased 9% to 744 for the year ended December 31, 1996 from 683 during 1995. In addition, compensation expense related to the Company's management incentive plan increased because of the increase in earnings subject to incentive in 1996 compared to 1995. Benefits, including payroll taxes, group insurance plans, retirement plan contributions and tuition reimbursement, increased $590,000 for the year ended December 31, 1996 from the same period in 1995. The 12% increase was due to increased payroll taxes attributable to the increase in compensation expense and a decrease in the discount rate used to calculate the expense associated with the defined benefit retirement plan.

    Technology and telecommunications expense consists of lease payments for microcomputers, fees charged by Electronic Data Systems for mainframe data processing, telephone expense, software maintenance fees and licenses, and contract programming fees. The expense varies with the level of assets processed by the Company. Growth in assets processed contributed to $974,000 of the increase between periods. Also contributing to the increase was the Company's continued use of contract programmers which accounted for $444,000 of the increase between periods.

    The increase in transaction processing expense relates primarily to an increase in subcustodian fees and pricing services, driven by the growth in assets processed. This expense increased $2,920,000 to $5,685,000 for the year ended December 31, 1996 from $2,765,000 for the year ended December 31, 1995. This increase resulted from the increase in foreign assets processed, which are subject to higher subcustodian fees, from $6.4 billion at December 31, 1995 to $9.3 billion at December 31, 1996, and from the movement by clients into emerging markets which have higher costs due to structural inefficiencies. These costs are passed through to clients and contribute to the increase in asset administration fees. The outsourcing of the photocopy service commenced in 1996 and accounted for approximately $240,000 of the increase between periods. Fees for daily market pricing data which vary with the level of assets processed, increased by $119,000 during the period.

    Depreciation and amortization expense increased $178,000 between periods due to purchases of furniture and equipment throughout 1997.

    Travel and sales promotion expense increased $479,000 to $1,264,000 for the year ended December 31, 1996 from $785,000 for the year ended December 31, 1995 due primarily to increased travel to the foreign subsidiaries.

    Professional fees increased $324,000 to $1,290,000 for the year ended December 31, 1996 from $966,000 for the year ended December 31, 1995. Legal fees which were incurred in connection with the Company's initial compliance with year-end related filings with the Commission and the change of the Company's fiscal year contributed to this increase.

    Insurance expense decreased by $202,000 or 19% between the periods due to the renegotiation of the Company's coverage for errors and omissions liability, directors and officers liability and blanket bond.

    Other operating expenses increased $1,072,000 to $2,365,000 for the year ended December 31, 1996 from $1,293,000 for the year ended December 31, 1995. Other operating expenses are comprised of office supplies, recruiting costs, temporary help, and Delaware excise tax. Expenses such as office supplies vary with staffing levels. The Delaware excise tax is based on the number of shares authorized for issuance by the Company. This tax was imposed on the Company after its formation as a Delaware Company in June 1995 and accounts for $180,000 of the increase between periods. Approximately $797,000 of the increase between periods related to recruiting costs and temporary help caused by a tight labor market resulting from a period of low unemployment in Massachusetts. The remainder of the increase resulted from the increases in assets processed and staffing levels.

    NET INTEREST INCOME

    Net interest income is affected by the volume and mix of assets and liabilities, and the movement and level of interest rates. The table below presents the changes in net interest income resulting from changes in the volume of interest-earning assets or interest-bearing liabilities and changes in interest rates for the year ended December 31, 1996 compared to December 31, 1995.

                                                                  CHANGE      CHANGE
                                                                  DUE TO      DUE TO
                                                                  VOLUME       RATE         NET
                                                                 ---------  -----------  ---------
                                                                      (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
Fed funds sold and interest-earning deposits...................  $   1,256   $     (45)  $   1,211
Investment securities..........................................     25,876         491      26,367
Loans..........................................................      1,341        (250)      1,091
                                                                 ---------       -----   ---------
  Total interest-earning assets................................     28,473         196      28,669
                                                                 ---------       -----   ---------
INTEREST-BEARING LIABILITIES
Deposits.......................................................      8,249         180       8,429
Borrowings.....................................................      9,236         (41)      9,195
                                                                 ---------       -----   ---------
  Total interest-bearing liabilities...........................     17,485         139      17,624
                                                                 ---------       -----   ---------
Change in net interest income..................................  $  10,988   $      57   $  11,045
                                                                 ---------       -----   ---------
                                                                 ---------       -----   ---------

    Net interest income increased $11,045,000 or 159% to $18,009,000 for the year ended December 31, 1996 from $6,964,000 for the 1995 period. This net increase resulted from an increase in interest income of $28,669,000 offset by an increase in interest expense of $17,624,000. The net impact of the above changes was a 240 basis point decrease in net interest margin.

    The increase in interest income resulted primarily from a higher level of interest-earning assets. The elimination of the CEBA growth restriction after the Spin-Off Transaction has allowed the Company to accept deposits from clients which it had historically directed to other financial institutions. The Company's average assets for the year ended December 31, 1996 increased $483,710,000 or 333% compared to the 1995 period. This growth primarily resulted from an increase in average interest-earning assets of $449,720,000.

    Interest expense increased $17,624,000 due primarily to the higher level of deposits and borrowings and to a lesser extent to an increase in the interest rate paid by the Company. Prior to the Spin-Off Transaction, the Company was not trying to attract deposits to its balance sheet and therefore did not pay a competitive interest rate. The average rate paid on deposits and short-term borrowings increased from 4.12% to 4.83% between periods.

    INCOME TAXES

    The Company's earnings were taxed on the federal level at 34.00% for the 1995 period and 35.00% for the 1996 period. State taxes on the gross earnings from the Company's portfolio of investment securities, held by a wholly-owned subsidiary, were assessed at the tax rate for Massachusetts securities corporations of 1.32%. State taxes on the remainder of the Company's taxable income were assessed at the tax rate for Massachusetts banks of 11.72%. The provision for income taxes for the year ended December 31, 1996 increased by $1,820,000 over the 1995 provision. The overall effective tax rate decreased to 38.76% for the year ended December 31, 1996, from 44.41% for the year ended December 31, 1995. The decrease in the effective tax rate was due to a decrease in the income of the Company's Canadian subsidiary, which was taxed at the Canadian effective rate of 45.73%, and the related increase in the income of the Company's subsidiaries in Dublin and the Cayman Islands, which are lower tax jurisdictions. The reduction of the income in the Company's Canadian subsidiary resulted as the Company transferred certain offshore processing activities from Toronto to Dublin and the Cayman Islands.

FINANCIAL CONDITION

    INVESTMENT PORTFOLIO

    The following table summarizes the Company's investment portfolio as of the dates indicated:

                                                          DECEMBER 31,              JUNE 30,
                                               ----------------------------------  ----------
                                                  1995        1996        1997        1998
                                               ----------  ----------  ----------  ----------
                                                           (DOLLARS IN THOUSANDS)
SECURITIES HELD TO MATURITY:
State and political subdivisions.............  $   --      $   --      $   35,225  $   35,518
Mortgage-backed securities...................     144,124     414,665     590,365     733,121
Federal agency securities....................      10,000      37,517     168,687     178,766
Foreign government securities................      --           7,828       7,769       7,738
                                               ----------  ----------  ----------  ----------
  Total securities held to maturity..........  $  154,124  $  460,010  $  802,046  $  955,143
                                               ----------  ----------  ----------  ----------
                                               ----------  ----------  ----------  ----------
SECURITIES AVAILABLE FOR SALE:
Municipal bonds..............................  $   --      $   --      $    8,382  $   39,217
U.S. Treasury securities.....................      50,652      40,259      30,092      10,045
Mortgage-backed securities...................      40,167     230,862     424,376     362,819
Federal agency securities....................      --          --          --          28,598
Corporate debt...............................                                          49,070
                                               ----------  ----------  ----------  ----------
  Total securities available for sale........  $   90,819  $  271,121  $  462,850  $  489,749
                                               ----------  ----------  ----------  ----------
                                               ----------  ----------  ----------  ----------

    The investment portfolio is used to invest depositors' funds and provide a secondary source of earnings for the Company. In addition, the Company uses the investment portfolio to secure open positions at securities clearing institutions in connection with its custody services. The portfolio is comprised of U.S. Treasury securities, mortgage-backed securities issued by the Federal National Mortgage Association ("FNMA" or "Fannie Mae") and the Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac"), Federal agency callable bonds issued by FHLMC and the FHLBB, municipal securities, corporate debt securities and foreign government bonds issued by the Canadian provinces of Ontario and Manitoba.

    The Company invests in mortgage-backed securities and Federal agency callable bonds to supplement its portfolio of U.S. Treasury securities and increase the total return of the investment portfolio. Mortgage-backed securities generally have a higher yield than U.S. Treasury securities due to credit risk and prepayment risk. Credit risk results from the possibility that a loss may occur if a counterparty is unable to meet the terms of a contract. Prepayment risk results from the possibility that changes in interest rates may cause mortgage securities to be paid off prior to their maturity dates. Federal agency callable bonds generally have a higher yield than U.S. Treasury securities due to credit risk and call risk. Credit risk results from the possibility that the Federal agency issuing the bonds may be unable to meet the terms of the bond. Call risk results from the possibility that fluctuating interest rates and other factors may result in the exercise of the call option by the Federal agency. Credit risk related to mortgage-backed securities and Federal agency callable bonds is substantially reduced by payment guarantees and credit enhancements.

    The Company invests in municipal securities to generate stable, tax advantaged income. Municipal securities generally have lower stated yields than Federal agency and U.S. Treasury securities, but the after-tax yields are comparable. Municipal securities are subject to credit risk.

    The Company invests in foreign government bonds in order to generate foreign source income to maximize the use of the foreign tax credit. The foreign government bonds are denominated in U.S. dollars to avoid foreign currency risk. These bonds are subject to credit risk.

    The Company invests in corporate debt in order to increase the total return of the investment portfolio. Corporate debt has credit risk resulting from the possibility that the underlying holding company may be unable to meet the terms of the security.

    The book value and weighted average yield of the Company's securities held to maturity at June 30, 1998, by effective maturity, are reflected in the following table:

                                                                                      WEIGHTED
                                                                            BOOK       AVERAGE
                                                                           VALUE        YIELD
                                                                         ----------  -----------
                                                                         (DOLLARS IN THOUSANDS)
Due from one to five years.............................................  $  310,847        6.55%
Due from five years up to ten years....................................     189,393        6.51%
Due after ten years....................................................     454,903        6.30%
                                                                         ----------
  Total securities held to maturity....................................  $  955,143
                                                                         ----------
                                                                         ----------

    The book value and weighted average yield of the Company's securities available for sale at June 30, 1998, by effective maturity, are reflected in the following table:

                                                                                      WEIGHTED
                                                                            BOOK       AVERAGE
                                                                           VALUE        YIELD
                                                                         ----------  -----------
                                                                         (DOLLARS IN THOUSANDS)
Due within one year....................................................  $   10,045        6.20%
Due from one to five years.............................................     346,831        6.32%
Due from five years up to ten years....................................      66,786        5.67%
Due after ten years....................................................      66,087        6.38%
                                                                         ----------
  Total securities available for sale..................................  $  489,749
                                                                         ----------
                                                                         ----------

    The maturities of mortgage backed securities have been allocated in the above tables as described in Note 3 of the Notes to Condensed Consolidated Financial Statements incorporated herein by reference.

    LOAN PORTFOLIO

    The following table summarizes the Company's loan portfolio as of the dates indicated:

                                                             DECEMBER 31,            JUNE 30,
                                                    -------------------------------  ---------
                                                      1995       1996       1997       1998
                                                    ---------  ---------  ---------  ---------
                                                        (DOLLARS IN THOUSANDS)
Loans to individuals..............................  $  12,610  $  23,449  $  26,858  $  20,086
Loans to not-for-profit organizations.............        289         13         13         13
Loans to mutual funds.............................     10,000     42,875     29,174     49,790
                                                    ---------  ---------  ---------  ---------
                                                       22,899     66,337     56,045     69,889
Less: allowance for loan losses...................        (35)      (100)      (100)      (100)
                                                    ---------  ---------  ---------  ---------
  Net loans.......................................  $  22,864  $  66,237  $  55,945  $  69,789
                                                    ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------
Floating Rate.....................................  $  22,839  $  66,224  $  55,932  $  69,776
Fixed Rate........................................         25         13         13         13
                                                    ---------  ---------  ---------  ---------
                                                    $  22,864  $  66,237  $  55,945  $  69,789
                                                    ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------

    Virtually all loans to individually managed account customers are written on a demand basis, bear variable interest rates tied to the prime rate and are fully secured by liquid collateral, primarily freely tradable securities held in custody by the Company for the borrower. As of June 30, 1998, the Company has entered into agreements to provide up to an aggregate of $40 million under lines of credit to mutual fund clients. These unsecured lines of credit may, in the event of a default, be collateralized at the Company's option by securities held in custody by the Company for those mutual funds. Loans to mutual funds also include advances by the Company to certain mutual fund clients pursuant to the terms of the custody agreements between the Company and those clients. The advances facilitate securities transactions and redemptions involving those mutual funds and are fully collateralized by liquid collateral, primarily freely tradable securities held in custody by the Company for those mutual funds.

    At June 30, 1998, the Company's only lending concentrations which exceeded 10% of total loans were revolving lines of credit to mutual fund clients as discussed above. These loans were made in the ordinary course of business on the same terms and conditions prevailing at the time for comparable transactions.

    The Company's credit loss experience has been excellent. There have been no loan chargeoffs in the history of the Company. It is the Company's policy to place a loan on non-accrual status when either principal or interest becomes 60 days past due and the loan's collateral is not sufficient to cover both principal and accrued interest. As of June 30, 1998, there were no past due loans, troubled debt restructurings, or any loans on non-accrual status. Although virtually all of the Company's loans are fully collateralized with freely tradable securities, management recognizes some credit risk inherent in the loan portfolio, and has recorded an allowance for loan losses of approximately $100,000 at June 30, 1998. This amount is not allocated to any particular loan, but is intended to absorb any risk of loss inherent in the loan portfolio. Management actively monitors the loan portfolio and the underlying collateral and regularly assesses the adequacy of the allowance for loan losses.

INTEREST RATE SENSITIVITY

    Interest rate risk arises when an interest-earning asset matures or when its rate of interest changes in a time frame different from that of the supporting interest-bearing liability. By seeking to minimize the difference between the amount of interest-earning assets and the amount of interest-bearing liabilities that could change interest rates in the same time frame, the Company attempts to reduce the risk of significant adverse effects on net interest income caused by interest rate changes. The Company does not attempt to match each interest-earning asset with a specific interest-bearing liability. Instead, as shown in the table below, it aggregates all of its interest-earning assets and interest-bearing liabilities to determine the difference between these in specific time frames. This difference is known as the rate-sensitivity gap. A positive gap indicates that more interest-earning assets than interest-bearing liabilities reprice in a time frame, and a negative gap indicates the opposite. Maintaining a balanced position will reduce risk associated with interest rate changes, but it will not guarantee a stable interest rate spread because the various rates within a time frame may change by differing amounts and change in different directions.

    The Company seeks to manage interest rate risk by investment portfolio actions designed to address the interest rate sensitivity of asset cash flows in relation to liability cash flows. Portfolio actions used to manage interest rate risk include managing the effective duration of the portfolio securities and utilizing interest rate floors and interest rate swaps. Interest rate swaps involve elements of credit and market risk which are not reflected in the Company's consolidated financial statements. Such instruments are entered into for hedging (as opposed to investment or speculative) purposes. There can be no assurance that such portfolio actions will adequately limit interest rate risk.

    The following table presents the repricing schedule for the Company's interest-earning assets and interest-bearing liabilities at June 30, 1998:

                                           WITHIN      OVER THREE   OVER SIX     OVER ONE
                                            THREE        TO SIX     TO TWELVE    YEAR TO      OVER FIVE
                                           MONTHS        MONTHS      MONTHS     FIVE YEARS      YEARS         TOTAL
                                         -----------   ----------   ---------   ----------   -----------   -----------
                                                                    (DOLLARS IN THOUSANDS)
 INTEREST-EARNING ASSETS(1)
   Federal funds sold.................... $    35,000  $  --        $  --        $  --       $   --        $    35,000
   Investment securities(2)..............     603,903   178,132       205,170      351,447       106,241     1,444,893
   Loans--fixed rate.....................      69,776     --           --           --           --             69,776
   Loans--variable rate..................     --          --           --               13       --                 13
                                         -----------   ----------   ---------   ----------   -----------   -----------
       Total interest-earning assets.....     708,679   178,132       205,170      351,460       106,241     1,549,682

 INTEREST-BEARING LIABILITIES
   Demand deposit accounts...............     152,370     --           --           --           --            152,370
   Savings accounts......................     548,808     --           --           --           --            548,808
   Interest rate contracts...............    (370,000)   50,000       110,000      210,000       --            --
   Short-term borrowings.................     561,846     --           --           --           --            561,846
                                         -----------   ----------   ---------   ----------   -----------   -----------
       Total interest-bearing
         liabilities.....................     893,024    50,000       110,000      210,000       --          1,263,024
                                         -----------   ----------   ---------   ----------   -----------   -----------
       Net interest sensitivity gap
         during the period............... $  (184,345) $128,132     $  95,170    $ 141,460   $   106,241   $   286,658
                                         -----------   ----------   ---------   ----------   -----------   -----------
                                         -----------   ----------   ---------   ----------   -----------   -----------
       Cumulative gap.................... $  (184,345) $(56,213)    $  38,957    $ 180,417   $   286,658
                                         -----------   ----------   ---------   ----------   -----------
                                         -----------   ----------   ---------   ----------   -----------
 Interest sensitive assets as a percent
   of interest sensitive liabilities
   (cumulative)..........................       79.36%    94.04%       103.70%      114.28%       122.70%
 Interest sensitive assets as a percent
   of total assets (cumulative)..........       43.12%    53.95%        66.44%       87.82%        94.28%
 Net interest sensitivity gap as a
   percent of total assets...............      (11.22%)     7.80%        5.79%        8.61%         6.46%
 Cumulative gap as a percent of total
   assets................................      (11.22%)    (3.42%)       2.37%       10.98%        17.44%

------------------------

(1) Adjustable rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due. Fixed rate loans are included in the period in which they are scheduled to be repaid.

(2) Mortgage-backed securities are included in the pricing category that corresponds with their effective maturity.

LIQUIDITY

    Liquidity represents the ability of an institution to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. For a financial institution such as the Company, these obligations arise from the withdrawals of deposits and the payment of operating expenses.

    The Company's primary sources of liquidity include cash and cash equivalents, federal funds sold, new deposits, short term borrowings, interest payments on securities held to maturity and available for sale, and fees collected from asset administration clients. Asset liquidity is also provided by managing the duration of the investment portfolio. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funds, management believes that the Company maintains overall liquidity sufficient to meet its depositors' needs, to satisfy its operating requirements and to fund the payment of an anticipated annual cash dividend of approximately $.12 per share.

    The Company's ability to pay dividends on the Common Stock depends in part on the receipt of dividends from Investors Bank. In addition, the Company may not pay dividends on its Common Stock if it is in default under certain agreements entered into in connection with the sale of capital securities offered and sold by a subsidiary trust of the Company. Any dividend payments by Investors Bank are subject to certain restrictions imposed by the Massachusetts Commissioner of Banks. Subject to these restrictions and regulatory requirements, Investors Bank expects to pay an annual dividend to the Company, which the Company expects to pay to its stockholders, currently estimated to be in an amount equal to $.12 per share of the Company's outstanding Common Stock (approximately $804,230 based upon 6,701,915 shares outstanding as of June 30, 1998). See "Price Range of Common Stock and Dividend Policy."

    At June 30, 1998, cash and cash equivalents were 2% of total assets. At June 30, 1998, approximately $10 million or 1% of total interest-earning assets were scheduled to mature within a one-year period.

    The Company has informal borrowing arrangements with various counterparties whereby each counterparty has agreed to make funds available to the Company at the Federal funds overnight rate. The aggregate amount of these borrowing arrangements as of June 30, 1998 was $176 million. Each bank may terminate its arrangement at any time and is under no contractual obligation to provide requested funding to the Company. The Company's borrowings under these arrangements are typically on an overnight basis. The Company believes that if these banks were unable to provide funding as described above, a satisfactory alternative source of funding would be available to the Company.

    The Company also has Master Repurchase Agreements in place with various counterparties whereby each broker has agreed to make funds available to the Company at various rates in exchange for collateral consisting of marketable securities. The aggregate amount of these borrowing arrangements at June 30, 1998 was $1.3 billion.

    The Company also has a borrowing arrangement with the FHLBB whereby the Company may borrow amounts determined by prescribed collateral levels and the amount of FHLBB stock held by the Company. The minimum amount of FHLBB stock held by the Company is required to be the greater of (i) 1% of its outstanding residential mortgage loan principal (including mortgage pool securities), (ii) 0.3% of total assets, and (iii) total advances from the FHLBB, divided by a leverage factor of 20. If the Company borrows under this arrangement, the Company is required to hold FHLBB stock equal to 5% of such outstanding advances. The aggregate amount of borrowing available to the Company under this arrangement at June 30, 1998 was $752 million.

    The Company intends to use the net proceeds of the sale of the shares of Common Stock offered hereby to partially fund the BankBoston Acquisition. See "Recent and Pending Acquisitions -- BankBoston Domestic Institutional Trust and Custody Acquisition."

CAPITAL RESOURCES

    Historically, the Company has financed its operations primarily through internally generated cash flows. The Company incurs capital expenditures for furniture, fixtures and miscellaneous equipment needs. The Company leases microcomputers through operating leases. The Company's capital expenditures have been incurred and its microcomputer leases entered into on an as-required basis. As a result, the Company's capital expenditures were $2,782,403 and $2,295,832 for the six months ended June 30, 1997 and 1998, respectively.

    Stockholders' equity at June 30, 1998 was $81,772,000, an increase of $6,059,000 or 8%, from $75,713,000 at December 31, 1997. The ratio of stockholders' equity to assets decreased to 4.97% at June 30, 1998 from 5.18% at December 31, 1997 due to the significant increase in assets.

    The Federal Reserve Board has adopted a system using internationally consistent risk-based capital adequacy guidelines to evaluate the capital adequacy of banks and bank holding companies. Under the risk-based capital guidelines, different categories of assets are assigned different risk weights, based generally upon the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. Certain off-balance sheet items, which previously were not expressly considered in capital adequacy computations, are added to the risk-weighted asset base by converting them to a balance sheet equivalent and assigning them the appropriate risk weight.

    Federal Reserve Board and FDIC guidelines require that banking organizations have a minimum ratio of total capital to risk-adjusted assets and off balance sheet items of 8.0%. Total capital is defined as the sum of "Tier I" and "Tier II" capital elements, with at least half of the total capital required to be Tier I. Tier I capital includes, with certain restrictions, the sum of common stockholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock, and minority interests in consolidated subsidiaries, less certain intangible assets. Tier II capital includes, with certain limitations, subordinated debt meeting certain requirements, intermediate-term preferred stock, certain hybrid capital instruments, certain forms of perpetual preferred stock, as well as maturing capital instruments and general allowances for loan losses.

    The following table summarizes the Company's Tier I and total capital ratios at June 30, 1998:

                                                                          JUNE 30, 1998
                                                                      ---------------------
                                                                        AMOUNT      RATIO
                                                                      ----------  ---------
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
Tier I capital......................................................  $  105,511     22.87%
Tier I capital minimum requirement..................................      18,454      4.00%
                                                                      ----------  ---------
Excess Tier I capital...............................................  $   87,057     18.87%
                                                                      ----------  ---------
                                                                      ----------  ---------
Total capital.......................................................  $  105,611     22.89%
Total capital minimum requirement...................................      36,909      8.00%
                                                                      ----------  ---------
Excess Total capital................................................  $   68,702     14.89%
                                                                      ----------  ---------
                                                                      ----------  ---------
Risk adjusted assets, net of intangible assets......................  $  461,361
                                                                      ----------
                                                                      ----------

    The following table summarizes Investors Bank's Tier I and total capital ratios at June 30, 1998:

                                                                          JUNE 30, 1998
                                                                      ---------------------
                                                                        AMOUNT      RATIO
                                                                      ----------  ---------
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
Tier I capital......................................................  $  102,688     22.33%
Tier I capital minimum requirement..................................      18,397      4.00%
                                                                      ----------  ---------
Excess Tier I capital...............................................  $   84,291     18.33%
                                                                      ----------  ---------
                                                                      ----------  ---------
Total capital.......................................................  $  102,788     22.35%
Total capital minimum requirement...................................      36,794      8.00%
                                                                      ----------  ---------
Excess Total capital................................................  $   65,994     14.35%
                                                                      ----------  ---------
                                                                      ----------  ---------
Risk adjusted assets, net of intangible assets......................  $  459,927
                                                                      ----------
                                                                      ----------

    In addition to the risk-based capital guidelines, the Federal Reserve Board and the FDIC use a "Leverage Ratio" as an additional tool to evaluate capital adequacy. The Leverage Ratio is defined to be a company's Tier I capital divided by its adjusted total assets. The Leverage Ratio adopted by the federal banking agencies requires a ratio of 3.0% Tier I capital to adjusted average total assets for top rated banking institutions. All other banking institutions will be expected to maintain a Leverage Ratio of 4.0% to 5.0%. The computation of the risk-based capital ratios and the Leverage Ratio requires that the capital of the Company be reduced by most intangible assets. The Company's Leverage Ratio at June 30, 1998 was 6.96%, which is in excess of regulatory requirements. Investors Bank's Leverage Ratio at June 30, 1998 was 6.78%, which is also in excess of regulatory requirements.

    The following tables present average balances, interest income and expense, and yields earned or paid on the major categories of assets and liabilities for the periods indicated:

                                                    SIX MONTHS ENDED JUNE 30, 1997       SIX MONTHS ENDED JUNE 30, 1998
                                                  -----------------------------------  -----------------------------------
                                                    AVERAGE                 AVERAGE      AVERAGE                 AVERAGE
                                                    BALANCE     INTEREST   YIELD/COST    BALANCE     INTEREST   YIELD/COST
                                                  ------------  ---------  ----------  ------------  ---------  ----------
                                                        (DOLLARS IN THOUSANDS)               (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
  Federal funds sold and securities purchased
    under resale agreements.....................  $     31,586  $     844       5.34%  $     24,961  $     719       5.76%
  Investment securities.........................       914,752     29,840       6.52%     1,317,464     39,716       6.03%
  Loans.........................................        57,915      1,340       4.63%        59,506      1,515       5.09%
                                                  ------------  ---------              ------------  ---------
    Total interest-earning assets...............     1,004,253     32,024       6.38%     1,401,931     41,950       5.98%
                                                                ---------                            ---------
  Allowance for loan losses.....................          (100)                                (100)
  Noninterest-earning assets....................        62,266                               84,121
                                                  ------------                         ------------
  Total assets..................................  $  1,066,419                         $  1,485,952
                                                  ------------                         ------------
                                                  ------------                         ------------
INTEREST-BEARING LIABILITIES
  Deposits:
    Demand......................................  $    121,003  $   2,965       4.90%  $    192,611  $   4,830       5.02%
    Savings.....................................       269,880      6,484       4.81%       331,432      7,572       4.57%
    Time........................................           472         11       4.66%           870         23       5.29%
    Short-term borrowings.......................       378,790      9,518       5.03%       630,376     16,609       5.27%
                                                  ------------  ---------              ------------  ---------
    Total interest-bearing liabilities..........       770,145     18,978       4.93%     1,155,289     29,034       5.03%
                                                                ---------                            ---------
  Noninterest-bearing liabilities
    Demand deposits.............................       147,708                              148,683
    Noninterest-bearing time deposits...........        51,298                               65,000
    Other liabilities...........................        11,870                               14,784
                                                  ------------                         ------------
  Total liabilities.............................       981,021                            1,383,756
  Trust preferred stock.........................        20,331                               24,167
  Equity........................................        65,067                               78,029
                                                  ------------                         ------------
  Total liabilities and equity..................  $  1,066,419                         $  1,485,952
                                                  ------------                         ------------
                                                  ------------                         ------------
  Net interest income...........................                $  13,046                            $  12,916
                                                                ---------                            ---------
                                                                ---------                            ---------
  Net interest margin(1)........................                                2.60%                                1.84%
  Average interest rate spread(2)...............                                1.45%                                0.95%
  Ratio of interest-earning assets to
    interest-bearing liabilities................                              130.40%                              121.35%

------------------------

(1) Net interest income divided by total interest-earning assets.

(2) Yield on interest-earning assets less rate paid on interest-bearing liabilities.

                                                                        YEAR ENDED                        YEAR ENDED
                                                                     DECEMBER 31, 1995                 DECEMBER 31, 1996
                                                             ---------------------------------  -------------------------------
                                                                                      AVERAGE                          AVERAGE
                                                              AVERAGE                 YIELD/     AVERAGE               YIELD/
                                                              BALANCE    INTEREST      COST      BALANCE   INTEREST     COST
                                                             ---------  -----------  ---------  ---------  ---------  ---------
                                                                  (DOLLARS IN THOUSANDS)            (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
  Fed funds sold...........................................  $  10,218   $     595       5.82%  $  33,989  $   1,859      5.47%
  Interest-earning deposits................................      1,000          59       5.90%        126          6      4.76%
  Investment securities....................................    100,861       6,123       6.07%    497,965     32,490      6.52%
  Demand Loans.............................................     13,863       1,231       8.88%     43,582      2,322      5.33%
                                                             ---------  -----------             ---------  ---------
  Total interest-earning assets............................    125,942       8,008       6.36%    575,662     36,677      6.37%
                                                                        -----------                        ---------
  Allowance for loan losses................................        (35)                               (74)
  Noninterest-earning assets...............................     19,276                             53,305
                                                             ---------                          ---------
  Total assets.............................................  $ 145,183                          $ 628,893
                                                             ---------                          ---------
                                                             ---------                          ---------
INTEREST-BEARING LIABILITIES
  Deposits:
  Demand...................................................  $  11,995   $     610       5.09%  $ 142,059  $   6,944      4.89%
  Savings..................................................     10,742         245       2.28%     56,775      2,302      4.05%
  Time.....................................................     --          --          --            721         38      5.27%
  Short-term borrowings....................................      2,575         189       7.34%    186,952      9,384      5.02%
                                                             ---------  -----------             ---------  ---------
  Total interest-bearing liabilities.......................     25,312       1,044       4.12%    386,507     18,668      4.83%
                                                                        -----------                        ---------
  Noninterest-bearing liabilities:
    Demand deposits........................................     46,568                            132,063
    Noninterest-bearing time deposits......................     46,368                             45,601
    Other liabilities......................................      7,442                              8,585
                                                             ---------                          ---------
  Total liabilities........................................    125,690                            572,756
  Trust Preferred Securities...............................     --                                 --
  Equity...................................................     19,493                             56,137
                                                             ---------                          ---------
  Total liabilities and equity.............................  $ 145,183                          $ 628,893
                                                             ---------                          ---------
                                                             ---------                          ---------
  Net interest income......................................              $   6,964                         $  18,009
                                                                        -----------                        ---------
                                                                        -----------                        ---------
  Net interest margin (1)..................................                              5.53%                            3.13%
  Average interest rate spread (2).........................                              2.24%                            1.54%
  Ratio of interest-earning assets to interest-bearing
    liabilities............................................                            497.65%                          148.90%

                                                                        YEAR ENDED
                                                                     DECEMBER 31, 1997
                                                             ---------------------------------
                                                                                      AVERAGE
                                                               AVERAGE                YIELD/
                                                               BALANCE    INTEREST     COST
                                                             -----------  ---------  ---------
                                                                  (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
  Fed funds sold...........................................  $    53,758  $   2,981      5.55%
  Interest-earning deposits................................      --          --
  Investment securities....................................    1,053,009     67,489      6.41%
  Demand Loans.............................................       60,594      2,566      4.23%
                                                             -----------  ---------
  Total interest-earning assets............................    1,167,361     73,036      6.26%
                                                                          ---------
  Allowance for loan losses................................         (100)
  Noninterest-earning assets...............................       69,258
                                                             -----------
  Total assets.............................................  $ 1,236,519
                                                             -----------
                                                             -----------
INTEREST-BEARING LIABILITIES
  Deposits:
  Demand...................................................  $   140,274  $   7,179      5.12%
  Savings..................................................      252,408     11,468      4.54%
  Time.....................................................        1,472         76      5.16%
  Short-term borrowings....................................      538,315     28,140      5.23%
                                                             -----------  ---------
  Total interest-bearing liabilities.......................      932,469     46,863      5.03%
                                                                          ---------
  Noninterest-bearing liabilities:
    Demand deposits........................................      142,436
    Noninterest-bearing time deposits......................       58,178
    Other liabilities......................................       12,814
                                                             -----------
  Total liabilities........................................    1,145,897
  Trust Preferred Securities...............................       22,252
  Equity...................................................       68,370
                                                             -----------
  Total liabilities and equity.............................  $ 1,236,519
                                                             -----------
                                                             -----------
  Net interest income......................................               $  26,173
                                                                          ---------
                                                                          ---------
  Net interest margin (1)..................................                              2.24%
  Average interest rate spread (2).........................                              1.23%
  Ratio of interest-earning assets to interest-bearing
    liabilities............................................                            125.20%

------------------------

(1) Net interest income divided by total interest-earning assets.

(2) Yield on interest-earning assets less rate paid on interest-bearing liabilities.

                                  UNDERWRITING

    Subject to the terms and conditions of the Purchase Agreement between the Company and Keefe, Bruyette & Woods, Inc. (the "Underwriter"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 400,000 shares of Common Stock at the public offering price less the underwriting discounts set forth on the cover page of this Prospectus.

    The Purchase Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will purchase all such shares of Common Stock if any of such shares are purchased. The Underwriter is obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

    The Company has been advised by the Underwriter that the Underwriter proposes to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $    per share. The
Underwriter may allow, and such dealers may re-allow, a concession not in excess
of $    per share to certain other dealers. After the initial public offering, public offering, the offering price and other selling terms may be changed by the Underwriter.

    The Company has granted options to the Underwriter, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 40,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriter may exercise such options only to cover over-allotments, if any, incurred in the sale of the shares that the Underwriter has agreed to purchase. To the extent that the Underwriter exercises such options, the Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as is approximately the percentage of shares of Common Stock that it is obligated to purchase of the total number of the shares under the Purchase Agreement and as shown in the table set forth above.

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Underwriter may be required to make in respect thereof.

    The Company and each of its directors and executive officers have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any shares of Common Stock owned by them prior to the expiration of 90 days from the date of this Prospectus, except (i) for shares of Common Stock offered hereby; (ii) with the prior written consent of the Underwriter; and
(iii) for the issuance of shares of Common Stock upon the exercise of options or the grant of options to purchase shares of Common Stock and in certain other limited circumstances.

    In connection with this Offering, the Underwriter and certain selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriter also may create a short position for the account of the Underwriter by selling more Common Stock in connection with the Offering than it is committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriter may also cover all or a portion of such short position, up to 40,000 shares of Common Stock, by exercising the Underwriter's over-allotment option referred to above. Any transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriter is not required to engage in these activities, and, if they are undertaken, they may be discontinued at any time.

    The Underwriter and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    From time to time, the Underwriter or certain of its affiliates have provided, and may continue to provide in the future, investment banking services to the Company and its affiliates, for which they have received, and expect to receive, customary compensation. The Underwriter acted as initial purchaser of capital securities issued by a subsidiary trust of the Company in January, 1997 and received a customary commission for its services. The Underwriter also acted as financial advisor to the Company in connection with the BankBoston Acquisition and will receive a customary fee for its services in connection therewith.

                                 LEGAL MATTERS

    Certain legal matters with respect to the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. As of the date of this Prospectus, certain attorneys with the firm of Testa, Hurwitz & Thibeault, LLP beneficially own an aggregate of 2,000 shares of the Company's Common Stock. Certain legal matters in connection with this offering will be passed upon for the Underwriter by Brown & Wood LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements incorporated in this prospectus by reference from the Company's Current Report on Form 8-K filed with the Commission on August 19, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                      -----
Available Information............................           3
Incorporation of Certain Information by
  Reference......................................           4
The Company......................................           5
Recent and Pending Acquisitions..................           5
Risk Factors.....................................           7
Use of Proceeds..................................          10
Price Range of Common Stock and Dividend
  Policy.........................................          10
Capitalization...................................          11
Unaudited Pro Forma Condensed Adjusted Balance
  Sheets.........................................          12
Selected Financial Data..........................          14
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............          16
Underwriting.....................................          36
Legal Matters....................................          37
Experts..........................................          37

                                 400,000 SHARES

                              INVESTORS FINANCIAL
                                 SERVICES CORP.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                         KEEFE, BRUYETTE & WOODS, INC.

                                          , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby are as follows:

SEC Registration Fee..............................................  $   8,705
NASD Filing Fee...................................................      3,451
Nasdaq National Market Listing Fee................................      8,800
Printing and Engraving............................................     70,000
Legal fees and expenses...........................................    125,000
Accounting fees and expenses......................................     85,000
                                                                    ---------
    Total.........................................................  $ 300,956
                                                                    ---------
                                                                    ---------

    The Company will bear all expenses shown above.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Delaware General Corporation Law and the Company's Certificate of Incorporation provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company's Certificate of Incorporation filed as Exhibit
3.1 to the Company's Registration Statement on Form S-1 (File No. 33-95980).

    The Company maintains directors' and officers' liability insurance to insure the directors and certain officers of the Company against certain liabilities and certain expenses in connection therewith which arise out of or in connection with their capacities as such.

ITEM 16. EXHIBITS.

  1.1*    Form of Purchase Agreement

  2.1 Purchase and Sale Agreement dated as of July 17, 1998 by and between Investors Bank & Trust Company and BankBoston, N.A. (filed as Exhibit
          2.1 to the Company's Current Report on Form 8-K filed with the Commission on August 19, 1998 and incorporated herein by reference)

  4.1 Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 33-95980) and incorporated herein by reference)

  4.2     By-laws of the Company (filed as Exhibit 3.2 to the Company's
          Registration Statement on Form S-1 (File No. 33-95980) and incorporated herein by reference)

  4.3 Rights Agreement, dated as of September 25, 1995, by and between the Company and First Chicago Trust Company of New York (filed as Exhibit
          4.2 to the Company's Registration Statement on Form S-1 (File No.
          33-95980) and incorporated herein by reference)

  4.4 Amendment No. 1 to Rights Agreement, dated as of June 16, 1998 by and between the Company and First Chicago Trust Company of New York (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference)

  4.5* Registration Rights Agreement dated as of May 29, 1998 by and among the Company, Carla E. Dearing and Alan M. Trager

  5.1*    Opinion of Testa, Hurwitz & Thibeault, LLP

 23.1*    Consent of Deloitte & Touche LLP

 23.2*    Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1)

 24.1*    Power of attorney (included on signature page)

------------------------

*   Filed herewith.

    The Company will provide to the Commission, upon request, a copy of any omitted schedule or exhibit to the Exhibits listed above.

ITEM 17. UNDERTAKINGS.

    The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts on August 18, 1998.

                                INVESTORS FINANCIAL SERVICES CORP.

                                By:             /s/ KEVIN J. SHEEHAN
                                     -----------------------------------------
                                                  Kevin J. Sheehan
                                         PRESIDENT, CHIEF EXECUTIVE OFFICER
                                             AND CHAIRMAN OF THE BOARD

                        POWER OF ATTORNEY AND SIGNATURES

    We, the undersigned officers and directors of Investors Financial Services Corp., hereby severally constitute and appoint Kevin J. Sheehan and Karen C. Keenan, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and generally do all things in our names and on our behalf in such capacities to enable Investors Financial Services Corp. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
     /s/ KEVIN J. SHEEHAN       President, Chief Executive     August 18, 1998
 ----------------------------     Officer and Chairman
       Kevin J. Sheehan           (Principal Executive
                                  Officer)

     /s/ KAREN C. KEENAN        Senior Vice President,         August 18, 1998
 ----------------------------     Chief Financial Officer
       Karen C. Keenan            and Treasurer (Principal
                                  Financial Officer and
                                  Principal Accounting
                                  Officer)

      /s/ JAMES M. OATES        Director                       August 18, 1998
 ----------------------------
        James M. Oates

   /s/ THOMAS P. MCDERMOTT      Director                       August 18, 1998
 ----------------------------
     Thomas P. McDermott

     /s/ ROBERT B. FRASER       Director                       August 18, 1998
 ----------------------------
       Robert B. Fraser

   /s/ FRANK B. CONDON, JR.     Director                       August 18, 1998
 ----------------------------
     Frank B. Condon, Jr.

     /s/ DONALD G. FRIEDL       Director                       August 18, 1998
 ----------------------------
       Donald G. Friedl

    /s/ PHYLLIS S. SWERSKY      Director                       August 18, 1998
 ----------------------------
      Phyllis S. Swersky

                                 EXHIBIT INDEX

EXHIBIT
  NO.      DESCRIPTION OF EXHIBIT
-------    ------------------------------------------------------------

  1.1*     Form of Purchase Agreement

  2.1 Purchase and Sale Agreement dated as of July 17, 1998 by and between Investors Bank & Trust Company and BankBoston, N.A.
           (filed as Exhibit 2.1 to the Company's Current Report on
           Form 8-K filed with the Commission on August 19, 1998 and incorporated herein by reference)

  4.1      Certificate of Incorporation of the Company (filed as
           Exhibit 3.1 to the Company's Registration Statement on Form
           S-1 (File No. 33-95980) and incorporated herein by reference)

  4.2      By-laws of the Company (filed as Exhibit 3.2 to the
           Company's Registration Statement on Form S-1 (File No.
           33-95980) and incorporated herein by reference)

  4.3 Rights Agreement, dated as of September 25, 1995, by and between the Company and First Chicago Trust Company of New
           York (filed as Exhibit 4.2 to the Company's Registration
           Statement on Form S-1 (File No. 33-95980) and incorporated herein by reference)

  4.4      Amendment No. 1 to Rights Agreement, dated as of June 16,
           1998 by and between the Company and First Chicago Trust
           Company of New York (filed as Exhibit 4.1 to the Company's
           Quarterly Report on Form 10-Q for the quarter ended June 30,
           1998 and incorporated herein by reference)

  4.5* Registration Rights Agreement dated as of May 29, 1998 by and among the Company, Carla E. Dearing and Alan M. Trager

  5.1*     Opinion of Testa, Hurwitz & Thibeault, LLP

 23.1*     Consent of Deloitte & Touche LLP

 23.2*     Consent of Testa, Hurwitz & Thibeault, LLP (included in
           Exhibit 5.1)

 24.1*     Power of attorney (included on signature page)

------------------------

*   Filed herewith.

    The Company will provide to the Commission, upon request, a copy of any omitted schedule or exhibit to the Exhibits listed above.